Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), November 8, 2021 – Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the fifth tranche of the common share buyback program announced on October 4, 2021 (“Fifth Tranche”), additional common shares - reported in aggregate form, on a daily basis - on the Italian Stock Exchange (MTA) as follows:

Trading Date (dd/mm/yyyy)	Stock Exchange	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)
29/10/2021	MTA	5,427	201.5222	1,093,661.10
01/11/2021	MTA	913	206.5882	188,615.00
02/11/2021	MTA	4,480	208.6878	934,921.30
04/11/2021	MTA	623	219.8836	136,987.50
05/11/2021	MTA	87	225.7977	19,644.40
Total	—	11,530	205.8829	2,373,829.30

Since the announcement of the Fifth Tranche of the buyback program dated October 4, 2021 till November 5, 2021, the total invested consideration has been:
•Euro 23,292,409.30 for No. 123,025 common shares purchased on the MTA.

As of November 5, 2021, the Company held in treasury No. 9,895,928 common shares equal to 3.85% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Since January 1, 2019 until November 5, 2021, the Company has purchased a total of 4,710,602 own common shares on MTA and NYSE for a total consideration of Euro 676,714,111.54.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (http://corporate.ferrari.com/en/investors/stock-and-shareholder-corner/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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